Exhibit 99.1

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N E W S R E L E A S E

Siyata Launches CrisisGo Panic App Integration for SD7, Providing Instant Communication Between Teachers and First Responders to Improve Crisis Response Times

Connecting school teachers and first responders, SD7’s CrisisGo Panic App integration delivers instant communication for the U.S. public education system

VANCOUVER, BC / ACCESSWIRE / September 8, 2022 / Siyata Mobile Inc. (Nasdaq:SYTA/SYTAW)(“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, is pleased to announce that its SD7 rugged mission-critical push-to-talk (MCPTT) device is now integrated with CrisisGo Inc.’s (“CrisisGo”) Panic App, giving teachers instant access to first responders with a single push of a button. Integrated SoS communication improves response times and public safety during times of school community crisis.

The SD7, along with Rapid Kit companion, integrated with the CrisisGo Panic App provides a seamless communication line between teachers, police, ambulance, and fire departments for clear communication amongst all involved during emergencies.

“At CrisisGo, we make sure students are safe throughout the school day. With Siyata SD7’s Push-To-Talk communication and the CrisisGo digital platform, staff members now have a fast, efficient method of speaking with the school safety team or initiating a lockdown of the facility if necessary. We are very excited that this integration adds another effective option for schools to improve safety in addition to the CrisisGo app on Windows, Mac, Android, IOS, Chrome OS, IOT buttons, and JSON API,” states CrisisGo CEO Jim Spicuzza.

In addition to alerting first responders when a crisis occurs, the SD7 with CrisisGo Panic App integration ensures responders stay aware of any changes or developments in the situation. By being connected through a unified safety communication group, school staff can communicate directly to responding officers to give them a first-hand account of the situation.

“SD7 together with CrisisGo is an ideal and cost-effective solution for the 3.8 million teachers in the U.S., providing a new level of seamless communications with first responders during emergencies,” said Siyata CEO Marc Seelenfreund. “With nearly 100,000 public schools in the U.S., this latest integration for the SD7 represents a significant opportunity.”

CrisisGo is an incident management platform for first responders that coordinates alerts, messages, and notifications through reliable communication and IoT devices across and within first responders, safety and security teams, organization stakeholders, and their communities.

With CrisisGo, schools can easily meet the Alyssa’s Law requirement and create better school safety protocols for all emergencies. Alyssa’s Law requires that public elementary and secondary school buildings are adequately equipped with silent panic alarms to directly notify law enforcement in case of an emergency, such as an active shooter. Schools may also employ an alternative emergency mechanism approved by the State Department of Education.

For more information about the SD7 rugged mission-critical push-to-talk device, visit siyata7.com.

To learn more about CrisisGo and its solutions, visit crisisgo.com.

About CrisisGo

With CrisisGo, your schools can cover the processes and workflows required for school safety, integrate the technology needed to streamline safety, and connect the people who make safety happen. Last year alone, 486,000 alerts and over 48 million critical messages were sent out by schools across the country using CrisisGo to prevent, prepare, respond, and recover from over 400 types of school safety threats.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyata.net or our new SD7 website siyata7.com, and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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